Exhibit 99.1

TransAlta Provides Update On COVID-19 Implemented Measures

CALGARY, April 7, 2020 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) wishes to inform all its stakeholders of the measures that have been implemented to ensure the safety of its employees and to ensure that its facilities remain fully operational to meet the essential power demands of our customers.

"The health and safety of our employees, contractors and communities is paramount during this challenging time prompted by the COVID-19 pandemic," said Dawn Farrell, President and Chief Executive Officer of the Company. "Our focus remains on generating essential electricity across Canada, the United States and Australia to support our customers' needs, including the needs of other essential service providers. Financially, we are in a solid position and have strong visibility to cash flow throughout 2020 due to our contracts and hedges. I want to thank all our employees and their families for adapting quickly during this unprecedented time and ensuring our services continue without interruption."

Safety, health and wellness of employees are a top priority

  As early as March 6, employees who could work remotely from home have been doing so. TransAlta formally implemented its business continuity plan on March 9 which focused on ensuring employees operating and maintaining our facilities, who are not able to work remotely, continue to remain healthy. This plan includes health screening, enhanced cleaning arrangements, travel bans, revised schedules, contingent work teams and the reorganization of processes and procedures to limit contact with other employees and contractors on-site.
  The Company continuously monitors government-recommended health measures to safeguard the health and well-being of its employees and adjusts its continuity plan as needed for the continued delivery of essential services to customers and communities.

Focus on Continued Operations

  Currently, all of our facilities remain fully operational and capable of meeting our customers' needs. We are monitoring recommendations by the public health authorities related to COVID-19 in all our operating regions and are adjusting operational requirements as required. Considering the importance of social distancing and other recommended health practices, we have modified our operating procedures and implemented restrictions to non-essential access to our facilities to support continued operations through the pandemic.

Strong Financial Position and Liquidity Levels

  TransAlta continues to be in a strong financial position with no near-term liquidity issues. At the end of the first quarter, the Company had $1.7 billion of liquidity, including approximately $330 million in cash. The Company is also scheduled to receive the $400 million second tranche of the Brookfield investment in the fourth quarter. We continue to have access to additional capital through potential project financing of existing assets that are currently unlevered.
  The Company has sufficient existing liquidity available to meet the upcoming debt maturity which is due November 2020. The next major debt repayment is scheduled for November 2022.
  The Company has approximately 50 per cent of its baseload merchant generation in Alberta hedged in the $52/MWh range for the remainder of 2020.
  TransAlta remains confident in its ability to fund both the preferred and common dividends with internally generated cash. The Company was active under its share buyback program during the first quarter prior to entering our blackout period which began on April 1. We will continue to monitor the financial markets and assess the timing of further repurchases, subject to blackout periods.
  The Company continues to work with and serve all our customers and counterparties under the terms of their contracts. We have not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all our customers and has been deemed an essential service in our jurisdictions.
  Our highly diversified asset portfolio, by both fuel type and operating region, provide stability in our cash flows and highlight the strength of our long-term contracted asset base.

Strategic Execution on Track

  The impacts from the COVID-19 pandemic and resulting slowdown in the Alberta economy have not altered the Company's strategy. We remain focused on our natural gas conversion strategy in the province and continue to progress on our growth initiatives.
  At this time, the Company continues to progress each of its construction projects currently underway and further updates in respect to the construction timelines will be provided as more information becomes available.

We continue to assess the financial impacts resulting from the COVID-19 pandemic and the current and future outlook on global oil prices.  There continues to be significant uncertainty due to the COVID-19 pandemic and we will continue to closely monitor developments and will provide updates if material changes to the Company's business, operations or capital are reasonably likely to arise.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its web site at transalta.com.

Cautionary Statement Regarding Forward Looking Information

This News Release includes "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "will", "expect", "intend", "plan", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in the forward-looking statements. In particular, this News Release contains forward-looking statements including, but not limited to, statements relating to: our facilities remaining fully operational; our operating procedures; the continued delivery of essential services to customers and communities; the Company's future financial position and near-term liquidity; the closing of the $400 million second tranche of the Brookfield investment in the fourth quarter; sufficient existing liquidity to meet the debt maturity due November 2020; ability to fund dividends with internally generated cash; stability in cash flows and strength of our long-term contracted asset base; the impacts from the COVID-19 pandemic and resulting slowdown in the Alberta economy not altering the Company's strategy; the natural gas conversion strategy and our growth initiatives; and no material delays in our construction projects currently underway. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the scope of the COVID-19 pandemic and duration thereof; the market conditions and the other assumptions set forth herein and in our Annual Information Form and Management's Discussion and Analysis for the year end dated December 31, 2019, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. By their nature, forward-looking statements are not guarantees of future performance, events, results or actions and are subject to a number of significant risks, uncertainties, assumptions and factors that could cause our actual plans, performance, results or outcomes to differ materially from the forward-looking statement. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this News Release include, but are not limited to, risks relating to: a significant expansion in COVID-19 restricting or prohibiting the operation of the Company's facilities or significantly impacting the Company's supply chain; the duration and extent of the relatively low global oil prices, and its impact on the Province of Alberta; the forecasted electricity load in the Province of Alberta being lower than expected resulting in potentially  lower power prices within the Province; the global market and economic conditions and fluctuations in commodity prices; risk relating to general market conditions and the ability to raise capital on economic terms; risks relating to attracting and retaining highly skilled employees; ability to retain key personnel; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the inherent uncertainty of construction projects, including potential for unexpected costs or delays; risk relating to litigation and regulatory developments; and other risk factors contained in the Company's Annual Information Form and Management's Discussion and Analysis for the year end dated December 31, 2019. Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Company's expectations only as of the date hereof. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The forward-looking statements included in this News Release are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2020/07/c1109.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 07-APR-20